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                                                           OMB APPROVAL
                   UNITED STATES                   ---------------------------
      SECURITIES AND EXCHANGE COMMISSION            OMB Number:  3225-0145
              Washington, D.C. 20549                Expires:    August 31, 1999
                                                    Estimated average burden
                                                    hours per form........14.90
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                                  SCHEDULE 13D

                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                             Denbury Resources Inc.
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                                (Name of Issuer)

                                  Common Shares
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                         (Title of Class of Securities)

                                    24791620
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                                 (CUSIP Number)

                           Richard A. Ekleberry, Esq.
                           201 Main Street, Suite 2420
                             Fort Worth, Texas 76102
                                 (817) 871-4000
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 21, 1999
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Exhibit index on page 5

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), TPG Partners, L.P. ("TPG"), TPG Parallel I, L.P. ("Parallel") and TPG Advisors II, Inc. ("Advisors II") hereby amend their statement on Schedule 13D, dated December 29, 1995, as heretofore amended (the "Schedule 13D"), relating to the common shares, without par value ("Common Shares"), of Denbury Resources Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

     Item 2, subsections (b)-(c), is hereby amended by (i) deleting the penultimate paragraph thereof and (ii) inserting the following paragraph in its place:

     Advisors II is a Delaware corporation, the principal business of which is serving as the sole general partner of (i) TPG GenPar II, L.P. ("GenPar II"), the principal business of which is to serve as the sole general partner of TPG Partners II, L.P. ("TPG II"), TPG Parallel II, L.P. ("Parallel II"), TPG Investors II, L.P. ("Investors II"), (ii) TPG 1999 Equity Partners II, L.P. and
(iii) other related entities engaged in making investments in securities of public and private corporations. The principal business address of Advisors II, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102.

Item 4. Purpose of Transaction.

     Item 4 is hereby amended by inserting the following prior to the last paragraph thereof:

     On April 21, 1999, investment funds managed by Advisors II purchased an aggregate of 18,552,876 Common Shares pursuant to the 1998 Stock Purchase Agreement for a total purchase price of U.S.$100,000,000, or U.S.$5.39 per Common Share. Concurrently with such transaction, the Issuer, TPG, Parallel, TPG II, Parallel II and Investors II entered into the 1999 Registration Rights Agreement, a copy of which is attached hereto as Exhibit 10.8.

Item 5. Interest in Securities of the Issuer.

     Item 5(a) is hereby amended by adding the following at the end thereof:

     The aggregate number of Common Shares that Advisors II beneficially owns is 18,552,876, which constitutes approximately 40.9% of the Common Shares outstanding.

     Item 5(b) is hereby amended by adding the following at the end thereof:

     Advisors II has the sole power to vote or direct the vote of such 18,552,876 Common Shares.

     Item 5(c) is hereby amended by adding the following at the end thereof:

     As more fully set forth in Item 4 herein, on April 21, 1999, investment funds managed by Advisors II purchased an aggregate of 18,552,876 of newly-issued Common Shares for a total purchase price of U.S.$100,000,000 or U.S.$5.39 per Common Share. As a result of this acquisition, the aggregate Common Share ownership of the Reporting Persons is approximately 60% of the outstanding Common Shares (58% on a fully-diluted basis).

     Except as set forth in response to other Items of this Statement or in the Exhibits filed herewith, to the best knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Common Shares during the past 60 days.

Item 7. Material To Be Filed As Exhibits.

 Exhibit 10.8  Registration Rights Agreement, dated as of April 21,
               1999, among Denbury Resources Inc., TPG Partners II, L.P., TPG Parallel II, L.P., TPG Investors II, L.P., TPG Partners, L.P. and TPG Parallel I, L.P.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 27, 1999

                          TPG PARTNERS, L.P.,

                              By:  TPG GenPar, L.P., General Partner

                                   By:  TPG Advisors, Inc., General Partner

                                   By:  /s/ Richard A. Ekleberry
                                        ------------------------
                                         Richard A. Ekleberry
                                         Vice President


                          TPG PARALLEL I, L.P.,

                              By:  TPG GenPar, L.P., General Partner

                                    By:  TPG Advisors, Inc., General Partner

                                         By:  /s/ Richard A. Ekleberry
                                              ------------------------
                                               Richard A. Ekleberry
                                               Vice President


                           TPG ADVISORS II, INC.

                               By:  /s/ Richard A. Ekleberry
                                    ------------------------
                                        Richard A. Ekleberry
                                        Vice President

                                  EXHIBIT INDEX


                                                                           Page
                                                                           ----

Exhibit 3(i) Articles of Amendment to Articles of Continuance of             *
             Newscope Resources Ltd., dated December 21, 1995,
             (containing the Series Provisions attaching to the Convertible First Preferred Shares, Series A).

Exhibit 4.1  Warrant Issued to TPG Partners, L.P.                            *

Exhibit 4.2  Warrant Issued to TPG Parallel I, L.P.                          *

Exhibit 4.3 Registration Rights Agreement by and among TPG Partners, L.P., * TPG Parallel I, L.P. and Newscope Resources Ltd.

Exhibit 4.4  Amendment to Registration Rights Agreement by and among         *
             Denbury Resources Inc., TPG Partners, L.P. and TPG Parallel I, L.P. dated October 22, 1996.

Exhibit 4.5  Amendment to Registration Rights Agreement by and among         *
             Denbury Resources Inc., TPG Partners, L.P. and TPG Parallel I, L.P. dated January 20, 1998.

Exhibit 10.1 Securities Purchase Agreement by and between TPG Partners, L.P. *
             and Newscope Resources Ltd., dated November 13, 1995 (Exhibits and Appendices intentionally omitted).

Exhibit 10.2 First Amendment to Securities Purchase Agreement by and among   *
             TPG Partners, L.P., TPG Parallel I, L.P. and Newscope Resources Ltd., dated December 21, 1995 (Appendix intentionally omitted).

Exhibit 10.3 Stock Purchase Agreement by and among TPG Partners, L.P. and    *
             Denbury Resources Inc., dated October 2, 1996.

Exhibit 10.4 Agreement in respect of the Convertible First Preferred Shares, *
             Series A and the Common Shares, no par value of Denbury
             Resources Inc. by and among TPG Partners, L.P., TPG Parallel I, L.P. and Denbury Resources Inc. dated August 29, 1996.

*Previously filed

Exhibit 10.5 Stock Purchase Agreement by and among TPG Partners,             *
             L.P. and Denbury Resources Inc., dated January 20, 1998.

Exhibit 10.6 Agreement in respect of the Warrants by and among               *
             Denbury Resources Inc., TPG Partners, L.P. and TPG
             Parallel I, L.P. dated January 20, 1998.

Exhibit 10.7 Stock Purchase Agreement between Denbury Resources
             Inc. and TPG Partners II, L.P., dated December 16, 1998.        *

Exhibit 10.8 Registration Rights Agreement, dated as of April 21,
             1999, among Denbury  Resources Inc., TPG Partners II, L.P.,     7
             TPG Parallel II, L.P., TPG Investors II,
             L.P., TPG Partners, L.P. and TPG Parallel I, L.P.

Exhibit 99.1 Agreement pursuant to Rule 13d-1(f)(1)(iii)                     *

Exhibit 99.2 Joint Filing Agreement                                          *

*Previously filed